White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Teck Prepares to Drill Fye Canyon

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
July 25, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce that Teck Cominco American Incorporated has completed detailed geophysical data in preparation for its upcoming drill program on the Fye Canyon property. The geophysical data was collected in partial fulfillment of its US$500,000 firm commitment for the first year of a joint venture option agreement. Based on the results of the geophysical data, drill sites were selected and 10,000 feet of drilling is planned for late July 2005.

The Fye Canyon project is located 13 kilometers south of the Cortez Hills-Pediment gold discovery, which is owned by the Cortez Joint Venture. The Company controls a significant portion of a six-kilometer-long piece of the Cortez fault system, the controlling structure at the Cortez Hills deposit.

Along with other significant data, a detailed infill gravity that was collected by Teck-Cominco has primarily identified three areas of coincident IP highs and resistivity lows at gravity structural intersections on the edges of the horst block – these represent first priority drill targets. A linear north-south trending resistivity high was delineated in the east-center of the horst block that is coincident with the strongest portion of the gravity anomaly.

In addition, the Company has filed a 43-101 report on its wholly-owned Cottonwood property which can be viewed at www.sedar.com.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this release.